NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 21, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on July 1, 2006 (Saturday). Each share of 6.25% Series C Mandatory Convertible Preferred Stock will be exchanged into 8.1301 shares of Common Stock provided the 20-day average market price of Xerox Common Stock is equal or greater to $12.30 per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 3, 2006.